UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C. 20549


                             Form 10-12b

Attn: Mr Hugh Fuller





	This notice is to withdraw Form 10-12b nommally filed on March 27, 2003.











Date: April 14, 2003                          By /s/ John T. Gauthier
                                            ---------------------------
                                              John T. Gauthier
					     Chief Financial Officer